Exhibit 11.1

INNOPHOS HOLDINGS, INC.

Earnings (Loss) Per Share For Prior Periods

Below is the earnings (loss) per share for prior periods after the effect of the reverse stock split which occurred upon consummation of the initial public offering:

Each share of Class A converted to 0.2183 shares of the new class of common stock and each share of Class L converted to 0.5482 of the new class of common stock. Since the reverse stock split occurred after the close of the period, the earnings per share calculations have been retro-actively adjusted for all periods based on these conversion ratios.

The following is the calculation of earnings per share using the two-class method:

	August 14, through December 31, 2004	Year Ended December 31, 2005
Net (loss) available to common shareholders	$(775)	$(11,693)
Allocation of net income (loss) to common shareholders:
Class A	$(5,563)	$(14,867)
Class L	$4,788	$3,174

The following is a reconciliation of the basic number of common shares outstanding to the diluted number of common and common stock equivalent shares outstanding:

	August 14, through December 31, 2004	Year Ended December 31, 2005
Weighted average number of common and potential common Class A shares outstanding:
Basic number of common Class A shares outstanding	9,590,851	9,597,696
Dilutive effect of stock option grants	—	—

Diluted number of common and potential common Class A shares outstanding	9,590,851	9,597,696

Weighted average number of common and potential common Class L shares outstanding:
Basic number of common Class L shares outstanding	2,676,473	2,678,383
Dilutive effect of stock option grants	—	—

Diluted number of common and potential common Class L shares outstanding	2,676,473	2,678,383

	August 14, through December 31, 2004	Year Ended December 31, 2005
Earnings (loss) per common share:
Class A – Basic	$(0.58)	$(1.55)
Class A – Diluted	$(0.58)	$(1.55)
Class L – Basic	$1.79	$1.19
Class L – Diluted	$1.79	$1.19